                     Filed by: American Century Strategic Asset Allocations, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                       Subject Company: Mason Street Funds, Inc.
                                       Investment Company Act File No. 811-07961

AMERICAN CENTURY INVESTMENTS/MASON STREET FUNDS

STRATEGIC ALLIANCE

WE ARE PLEASED TO ANNOUNCE  THE  ACQUISITION  OF MASON  STREET FUNDS BY AMERICAN
CENTURY  INVESTMENTS.  THE ACQUISITION  INVOLVES 10 OF THE EXISTING MASON STREET
FUNDS REORGANIZING INTO NEW OR EXISTING AMERICAN CENTURY FUNDS.

The  reorganization is separated into four types of transactions:  Merged Funds,
Adopted and Subadvised Funds, Adopted Funds and "Federated Transaction."

MERGED FUNDS:

Four of the Mason  Street  Funds  will be  reorganized  into  existing  American
Century funds. These include:

Mason Street Index 500 Fund              American Century Equity Index Fund
Mason Street Large Cap Core Fund         American Century Equity Growth Fund
Mason Street Asset Allocation Fund       American Century Strategic Allocation: Moderate Fund
Mason Street Growth Stock Fund           American Century Select Fund

ADOPTED AND SUBADVISED FUNDS:

Four Mason Street Funds will be reorganized  into newly created American Century funds.  American  Century  Investment  Management,  Inc.  (ACIM)  will act as an investment advisor and Mason Street Advisors will act as investment  subadvisor.
These funds include:

Mason Street Small Cap Growth Fund       American Century - Mason Street Small Cap Growth Fund
Mason Street Aggressive Growth Fund      American Century - Mason Street Mid Cap Growth Fund
Mason Street Select Bond Fund            American Century - Mason Street Select Bond Fund
Mason Street High Yield Bond Fund        American Century - Mason Street High-Yield Bond Fund

ADOPTED FUNDS:

Two Mason Street Funds will be reorganized  into newly created  American Century funds.  ACIM or one of its affiliates  will act as the investment  advisor after the reorganization. These funds include:

Mason Street International Equity Fund      American Century International Value Fund
Mason Street Municipal Bond Fund            American Century Long-Term Tax-Free Fund

FEDERATED TRANSACTION:

One of the Mason Street Funds will be  reorganized  into an existing  investment portfolio of the Federated Funds.

Mason Street Index 400 Fund Federated Mid-Cap Index Fund      Federated Mid-Cap Index Fund

REGISTRATION  STATEMENTS  RELATING TO THE NEWLY CREATED  AMERICAN  CENTURY FUNDS
HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE  COMMISSION  (THE SEC) BUT HAVE
NOT YET BECOME  EFFECTIVE.  THE FUNDS MAY NOT BE SOLD,  NOR MAY OFFERS TO BUY BE
ACCEPTED,  PRIOR TO THE TIME THE REGISTRATION STATEMENTS BECOME EFFECTIVE.  THIS
COMMUNICATION  SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE  SOLICITATION  OF AN
OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE FUNDS IN ANY STATE IN WHICH SUCH
OFFER,  SOLICITATION  OR  SALE  WOULD  BE  UNLAWFUL  PRIOR  TO  REGISTRATION  OR
QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE INFORMATION  INCLUDED  HEREIN IS ALSO NOT A SOLICITATION  OF ANY PROXY.  THE
ISSUERS OF THE AMERICAN  CENTURY  FUNDS LISTED ABOVE  (AMERICAN  CENTURY  MUTUAL
FUNDS,  INC.,  AMERICAN  CENTURY  INVESTMENT  TRUST,  AMERICAN  CENTURY  CAPITAL
PORTFOLIOS,  INC.,  AMERICAN CENTURY  QUANTITATIVE  EQUITY FUNDS, INC., AMERICAN
CENTURY WORLD MUTUAL FUNDS, INC.,  AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS,
INC.,   AND   AMERICAN   CENTURY   MUNICIPAL   TRUST)   HAVE   FILED   A   PROXY
STATEMENT/PROSPECTUS  AND OTHER RELEVANT DOCUMENTS  REGARDING THE REORGANIZATION
WITH THE SEC.  INVESTORS  ARE URGED TO READ THE PROXY  STATEMENT/PROSPECTUS  AND
OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED EORGANIZATION,
OR INCORPORATED BY REFERENCE INTO THE PROXY  STATEMENT/PROSPECTUS,  BECAUSE THEY
CONTAIN IMPORTANT  INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS. YOU
CAN OBTAIN THE PROXY  STATEMENT/PROSPECTUS  AND OTHER RELATED  DOCUMENTS FREE OF
CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).

FOR INSTITUTIONAL USE ONLY/NOT FOR PUBLIC USE

AMERICAN CENTURY INVESTMENT SERVICES, INC. DISTRIBUTOR

TP-FLY-47243 0512